Red Oak Capital Fund IV, LLC
625 Kenmoor Avenue SE, Suite 211
Grand Rapids, Michigan 49546

January 27, 2020

VIA EDGAR AND OVERNIGHT MAIL

Jonathan Burr
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:
Red Oak Capital Fund IV, LLC (the “Company”)
Amendment No. 2 to Offering Statement on Form 1-A
Filed January 16, 2020
File No. 024-11118

Dear Mr. Burr:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on January 29, 2020 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Chip Cummings
Chip Cummings